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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                              SEC File No.: 0-21537
                              CUSIP No.: 69403Q100

(CHECK ONE):   [X] Form 10-KSB   [_] Form 20-F   [_] Form I 1-K   [_] Form 10-Q
               [_] Form N-SAR    [_] Form N-CSR

               For Period Ended:  JUNE 30, 2007
               [_]   Transition Report on Form 10-K
               [_]   Transition Report on Form 20-F
               [_]   Transition Report on Form 11-K
               [_]   Transition Report on Form 10-Q
               [_]   Transition Report on Form N-SAR

               For the Transition Period Ended:_____________________________


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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                            PACIFIC BIOMETRICS, INC.
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                             Full Name of Registrant


                            220 WEST HARRISON STREET
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            Address of Principal Executive Office (Street and Number)


                                SEATTLE, WA 98119
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                            City, State and Zip Code


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PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [XX]

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

We are unable to file our Annual Report on Form 10-KSB for the fiscal year ended June 30, 2007 by the required deadline of September 28, 2007 without unreasonable effort and expense.

We are currently in the process of responding to SEC comments on our 2006 10-KSB and until these comments are resolved, our auditors cannot sign off on our 2007 financial statements. Additional time is also required to allow us, along with PMB Helin Donovan, L.P., our independent public accounting firm, to reach resolution on these comments from the SEC before filing the Form 10-KSB for fiscal 2007.

We intend to file the Form 10-KSB on or before October 5, 2007.


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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification is:

         Ronald R. Helm                    (206)                     298-0068
            (Name)                      (Area Code)              (Telephone No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) Yes [XX] No [_]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [XX] No [_]

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of the date of filing of this Form 12b-25, we estimate that we will report a net loss of approximately $0.06 per share on revenues of approximately $8,480,000 for the year ended June 30, 2007, compared to net earnings of approximately $0.01 per share on revenues of approximately $10,750,000 for the year ended June 30, 2006. However, until our financial statements for the year ended June 30, 2007 have been completed, additional changes or adjustments may become necessary.

         PACIFIC BIOMETRICS, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    September 28, 2007                      By:     /s/ Mario R. Ehlers
                                                 Name:   Mario R. Ehlers
                                                 Title:  Chief Medical Officer